UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.3)*


                                EDO Corporation
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                                (Name of Issuer)


                         Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)


                                   281347104
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                                 (CUSIP Number)


                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 281347104                    13G/A                   Page 2 of 5 Pages

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1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        (ENTITIES ONLY)

        EDO Corporation Employee Stock Ownership Plan
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

        Not applicable                                              (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------

                           5      SOLE VOTING POWER
      NUMBER OF                   0
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH                     4,232,161
      REPORTING    -------------------------------------------------------------
        PERSON             7      SOLE DISPOSITIVE POWER
         WITH
                                  0
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  4,232,161
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,232,161
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
        Not Applicable
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        21.4%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        EP
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 281347104                    13G/A                   Page 3 of 5 Pages

--------------------------------------------------------------------------------

ITEM 1.  (a)      Name of Issuer:

                  EDO Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                  60 East 42nd Street
                  Suite 5010
                  New York, New York  10165

ITEM 2.  (a)      Name of Person Filing:

                  EDO Corporation Employee Stock Ownership Plan

         (b)      Address of Principal Business Office or, if None, Residence:

                  c/o GreatBanc Trust Company
                  1301 W. 22nd Street
                  Suite 800
                  Oak Brook, Illinois  60523

         (c)      Citizenship:

                  New York

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      CUSIP Number:

                  281347104

ITEM 3.  IF THIS  STATEMENT  IS FILED  PURSUANT TO RULE  13D-1(b) OR 13D-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]   Broker or dealer registered under Section 15 of the
                        Exchange Act.

         (b)      [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)      [ ]   Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.

         (d)      [ ]   Investment company registered under Section 8 of the
                        Investment Company Act.

         (e)      [ ]   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

CUSIP No. 281347104                    13G/A                   Page 4 of 5 Pages

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         (f)      [X]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

         (g)      [ ]   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G);

         (h)      [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

         (i)      [ ]   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

         (a)      Amount beneficially owned: 4,232,161

         (b) Percent of class: 21.4% of 19,739,245 shares of common stock outstanding as of November 3, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 27, 2003.

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 0

                  (ii)     Shared power to vote or to direct the vote: 4,232,161

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv) Shared power to dispose or to direct the disposition of: 4,232,161

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Subject to the terms and conditions of the Trust and the related Plan, participants in the Plan are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reflected in this Schedule 13G. The respective participant's accounts may have the right to receive, or direct the receipt of, dividends on, or proceeds from the sale of, the Common Stock.

CUSIP No. 281347104                    13G/A                   Page 5 of 5 Pages

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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 8.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 9.  CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2004


                                        EDO Corporation Employee Stock Ownership
                                        Plan

                                        BY:  GreatBanc Trust Company, Trustee


                                        By: /s/ John Marino
                                           ----------------------------------
                                           Name:  John Marino
                                           Title: Vice President